Exhibit 99.1

Nova Measuring Instruments Ltd.

Company no. 511812463

(hereinafter: the “Company”)

Building 22 Weizmann Science Park, Rehovoth 76100, Israel
Tel: 972-8-9387505; Fax: 972-8-9407776

Notice of Annual General Meeting of Shareholders

Notice is hereby given that the Annual General Meeting of the Shareholders of Nova Measuring Instruments Ltd. (the “Company”) will be held on August 31st, 2006 at 17:00 local time in Israel, at the Company offices, Building 22, Weizmann Science Park, P.O.B. 266, Rehovoth 76100, Israel.

On the Agenda:

1.	Review and discussion of the Company’s restated audited financial statements for the year ended on December 31, 2004.

2.	Review and discussion of the Company’s audited financial statements for the year ended on December 31, 2005.

3.	Election of six directors to the Company’s Board of Directors, none of which are to serve as an external director.

4.	Election of one external Director to the Company’s Board of Directors.

5.	Reappointment of Brightman Almagor & Co. as the independent public accountants of the Company for the year ending on December 31, 2006 and authorizing the Audit Committee to fix the remuneration of the auditors.

6.	Approval of the amendments to the Articles of Association of the Company, with respect to exemption from liability, insurance and indemnity, in order to ensure that the Articles comply with Amendment no. 3 to the Companies Law 1999.

7.	Approval of the amended Letter of Indemnification to be given to directors and officers of the Company as may serve from time to time.

8.	Approval of severance arrangements with Mr. Barry Cox following his resignation from the position of Chairman and member of the Board of Directors of the Company.

9.	Approval of the agreement between the Company and Dr. Micha Brunstein, the Chairman of the Board of Directors of the Company.

10.	Approval of employment terms of the CEO of the Company, Dr. Giora Dishon, for the period July 1, 2005 through June 30, 2006.

11.	Approval of employment agreement between the Company and the CEO of the Company, Dr. Giora Dishon.

12.	Approval of employment terms of the Chief Technology Officer of the Company, Dr. Moshe Finarov, for the period July 1, 2005 through June 30, 2006.

13.	Approval of employment agreement between the Company and the Chief Technology Officer of the Company, Dr. Moshe Finarov.

14.	Approval of the grant of options to the Company’s directors and external directors

15.	Approval of remuneration terms for directors and external directors.

16.	Any other matter which is brought, by law, before the Annual General Meeting.

The Majority required for a decision at the Annual General Meeting

With respect to Proposal No. 3, Proposal No. 5 and Proposals No. 7 through 15, the affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval.

The affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval of Proposal No. 4, the Election of One External Director, provided, that (i) the majority vote must include at least one third (1/3) of the total votes of shareholders which are not “controlling shareholders” and that voted in person or by proxy in connection with the proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed one percent (1%) of the total voting rights in the Company.

The affirmative vote of at least seventy-five percent (75%) of the shares represented and voted at the Shareholders Meeting in person or by proxy is required to constitute approval of Proposal No. 6, Proposal to Approve the Amendments to the Articles of Association of the Company.

Shareholders of record as of the close of business on August 01, 2006 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting of Shareholders.

A copy of the Proxy Statement regarding this Annual General Meeting, in English, including a full list of the proposals to be decided upon, will be available for inspection at the offices of the Company Building 22 (2nd floor), Weizmann Science Park, P.O.B. 266, Rehovoth 76100, Israel, Sunday-Thursday, between 9.00 and 17.00, (after coordinating ahead of time tel: 08-9387505) up to the actual convening of the Annual General Meeting. In addition, the Proxy Statement shall be posted on the websites of the Israel Securities Authority and the Stock Exchange, at the addresses below:

Addresses of the websites of Israel Securities Authority and the Stock Exchange where Proxy Statements and Cards and Opinion Notices may be found

Website of the Israel Securities Authority – www.magna.isa.gov.il

Website of the Tel Aviv Stock Exchange - http://maya.tase.co.il

Voting on all items on the Agenda, apart from items 1-2 shall be on the Proxy Card as it appears on the internet website.

Receipt of certification of ownership, proxy statements and opinion notices

Shareholders are entitled to apply directly to the Company to receive the form of the Proxy Statement, Card and Opinion Notices. Shareholders whose shares are registered with a member of the Israeli Stock Exchange are entitled to receive a certification of ownership at a branch of such member of the Tel Aviv Stock Exchange, or, if requested, by mail to his address, for the cost of postage only. A request to this effect shall be sent in advance to a specific securities account.

The Member of the Tel Aviv Stock Exchange shall send by email, free of charge, a link to the site with the text of the proxy form and opinion notices, to any Shareholders not registered in the Company’s Register of Shareholders whose shares are registered with such member, provided such Shareholder has so notified the member of the Stock Exchange that he wishes to receive such link and provided also that the notification refers to a specific securities account and is sent before the record date.

The final date for delivering Shareholders’ opinion notices to the Company is August 11, 2006.

Proxy Cards must be delivered to the Company no later than 72 hours before the scheduled time for the Annual General Meeting.

Orly Dean Davidyan, Company Secretary.